Exhibit 99.1

Ramat-Gan, Israel, May 20, 2019 - Internet Gold-Golden Lines Ltd. (NASDAQ and TASE: IGLD) (the “Company” or “Internet Gold”), today announced that the bondholders of the Company and B Communications Ltd. (“Internet Gold”) have approved in principle and in an indicative manner, Searchlight Capital Partners’ updated proposal for the purchase of Internet Gold’s shares in B Communications and for additional investment in B Communications as was previously and widely reported on May 14, 2019. The updated investment offer includes a short exclusivity period as detailed in the updated investment proposal.

The final and binding decision regarding the approval of any final agreement according to the updated investment proposal will be made only after the appropriate legal proceedings and necessary legal approvals, to be held and obtained, as required. The final and binding approval and voting by the bondholders of the Company and Internet Gold will be subject to such proceedings.

This report is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States. The securities may not be offered or sold in the United States and we will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions, changes in the regulatory and legal compliance environments and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission, including B Communications’ Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.